March 13, 2013

Mr. John Cash, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

RE:	Flexsteel Industries, Inc.
Form 10-K for the year ended June 30, 2012
Filed August 22, 2012
File No. 0-5151

Dear Mr. Cash:

This letter is in response to the comment letter received by us dated February 13, 2013 (the “Comment Letter”), containing comments to our Form 10-K for the fiscal year ended June 30, 2012 (“2012 Form 10-K”). For your convenience, we have reproduced each of the Staff’s comments from the Comment Letter. Each item number set forth below is in response to the corresponding item number in the Comment Letter.

Form 10-K for the fiscal year ended June 30, 2012

Item 3. Legal Proceedings, page 7

1.     Comment

In future filings, please revise the Indiana Civil Litigation disclosure to comply with Item 103 of Regulation S-K including, disclosing the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto and the relief sought.

Response

In our future filings we will expand our disclosure to comply with Item 103 of Regulation S-K.

Disclosure

Subject to the facts and circumstances current at the time, the Company’s disclosure will state as follows:

Litigation

Indiana Civil Litigation – A Complaint for Damages and Injunctive Relief and Request for Jury Trial was filed on March 3, 2011 in Elkhart, Indiana Superior Court by Leo VanNorman, et al, plaintiffs vs. Flexsteel Industries, Inc., et al, defendants. The complaint alleges that the source of groundwater contamination underneath plaintiffs’ current or former residences is two adjacent properties, in Elkhart, Indiana, once owned by the Company. A subsequent Complaint for Damages under RICO and RPTL, and Injunctive Relief under RCRA, titled Dennis and Darlene Knoll, et al, vs. Flexsteel Industries, Inc., et al, was filed on May 5, 2012 in United States District Court Northern District of Indiana South Bend Division by a subgroup of the state court plaintiffs, as well as the current owner of one of the properties once owned by the Company. Relief sought in these complaints includes payment to Plaintiffs for their damages and attorneys’ fees and costs, payment to remove the contamination, payment for medical monitoring, and punitive damages. Based on policy language and jurisdiction, insurance coverage is in question. The Company does not believe that it caused or contributed to the contamination.

Mr. John Cash	Page 2
March 13, 2013

Plaintiffs have not identified a dollar amount of their alleged damages. Therefore, we are unable to estimate a range of reasonably possible outcomes or losses at this time. Accordingly, no accrual related to this matter has been recorded in the March 31, 2013 financial statements. During the three and nine months ended March 31, 2013, legal and other related expenses of $_._ million and $_._ million, respectively, have been incurred responding to the state and federal lawsuits, as well as in pursuing insurance coverage. These costs are included in Selling, General and Administrative expense in the Consolidated Statements of Income. Corresponding amounts in the three and nine months ended March 31, 2012 and 2011 were $_._ million and $_._ million and $_._ million and $_._ million, respectively.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

2.     Comment

In future periodic filings please provide a more comprehensive discussion explaining the reasons for the changes in your results of operations. For example, please explain why net sales increased or decreased for both your residential and commercial product lines. In addition, where you cite multiple reasons for changes, please quantify the individual factors which impacted your results. In this regard, we note that margins were impacted by a better absorption of fixed costs on higher volumes as well as lower freight costs.

Response

In our future periodic filings we will provide expanded disclosure of the reasons for the changes in our results of operations.

Liquidity and Capital Resources, page 12

3.     Comment

We note disclosure on page 12 that you have borrowing availability under a credit agreement of up to $12.5 million. We also note disclosure in Note 6 to the Consolidated Financial Statements on page 22 that you have a credit agreement which provides short-term working capital financing up to $15.0 million and such credit agreement contains financial covenants. In future filings, please reconcile these disclosures – for example, do you have borrowings outstanding from time to time that would explain the discrepancy or do you have covenants or other terms (like a borrowing base) that limit what you can borrow? Also, in future filings, please explain whether you are using this credit agreement. Please show us what your disclosure would look like.

Response

In our filing we disclosed in Note 6 a line of credit for $15.0 million. We also disclosed that we have outstanding letters of credit to several parties of $2.5 million leaving $12.5 million available as disclosed on page 12. We disclose in Note 6 that we are subject to covenants, we say what the covenants are and that we are in compliance with those covenants. In future filings we will make the disclosure in the liquidity and capital resources section of MD&A match our disclosure in the footnotes, and indicate whether we have used the credit agreement during the period.

Disclosure

Subject to the facts and circumstances current at the time, the Company’s disclosure will state as follows:

The Company maintains a credit agreement which provides short-term working capital financing up to $15.0 million with interest of LIBOR plus 1%, including up to $5.0 million of letters of credit. Letters of credit outstanding at June 30, 2012 totaled $2.5 million, leaving borrowing availability of $12.5 million. The Company did not borrow any amounts under the credit facility during the period other than the aforementioned letters of credit. The credit agreement expires June 30, 2013.

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March 13, 2013

Notes to the Consolidated Financial Statements, page 19

1. Summary of Significant Accounting Policies, page 19

4.     Comment

Your Consolidated Statements of Comprehensive Income found on page 16 indicates that you have unrealized (losses) gains on securities. With a view towards future disclosure, please tell us what types of securities you are investing in and how you are accounting for these investments. In your discussion, please identify where the securities are recorded on your balance sheet and what Level of input you utilize to determine the fair value of the securities.

Response

In future periodic filings, we will change the line title in the Statement of Comprehensive Income to “Unrealized (losses) gains on securities in deferred compensation plan” to better link to the disclosure related to these securities included in note 9 under the heading “Deferred Compensation Plan”.

Item 15. Exhibits, page 29

5.     Comment

Please file your credit agreement including all exhibits and schedules in your next periodic report.

Response

In our next periodic report we will include the credit agreement including all exhibits and schedules.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that we have adequately addressed each item in the Comment Letter and that our proposed changes to our future filings will satisfy the additional disclosures and information sought by the staff. We look forward to completing this effort and your response to this letter. Please contact me at (563) 585-8392 with questions or comments.

Sincerely,

FLEXSTEEL INDUSTRIES, INC.

/s/ Timothy E. Hall

Timothy E. Hall

Senior Vice President, Finance

Chief Financial Officer

Secretary